Virginia K. Sourlis, Esq., MBA*

214 Broad Street

Philip Magri, Esq.+

Red Bank, New Jersey 07701

Joseph M. Patricola, Esq.*+ #

(732) 530-9007 Fax (732) 530-9008

www.SourlisLaw.com

* Licensed in NJ

Virginia@SourlisLaw.com

+ Licensed in NY

# Licensed in DC

______________________________________________________________________________

November 6, 2009

VIA EDGAR CORRESPONDENCE

AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Division of Corporation Finance

Washington, D.C. 20549

Attn:

Maryse Mills-Spenteng

Special Counsel

Re:

Left Behind Games, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 30, 2009

No.: 000-50603

Dear Maryse:

In connection with the above-captioned matter, below please find our responses to the Staff’s comment letter, dated November 4, 2009. Per your request, we have keyed our responses to the enumerated comments in the comment letter. We have also included the Company’s certification at the end of this letter.

Please be advised that the Company has filed Amendment No. 1 to the Preliminary Statement on Schedule 14C today. A marked copy of the Amendment is being sent to you today via overnight mail.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri

General

1.

Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please advise us of the basis for your belief that Schedule 14C is the appropriate schedule to be filed. In your response letter, please tell us: (i) the identity of the shareholders who consented to the corporate actions, (ii) each shareholder’s relationship with the Company; (iii) the number of shares held by each consenting shareholder, and (iv) the percentage of voting stock held by the shareholders that approved of the corporate actions. In addition, please tell us the sequence of events through which you obtained the requisite majority actions.

Response:

We have added the following disclosure:

Pursuant to a Joint Written Consent, on October 29, 2009, the Board of Directors and Troy A. Lyndon, our Chief Executive Officer, Chief Financial Officer and Chairman, and Richard J. Knox, Jr., one of our Directors, jointly approved of the proposals in this Information Statement. Mr. Lyndon owns an aggregate of 12,027,378 shares of common stock and 10,000 shares of Series C preferred stock. Each share of common stock has the right to one vote on the proposals above and each Series C preferred stock has the voting equivalency of 10 million shares of common stock; thereby giving Mr. London total voting power equal to 10,012,027,378 shares of common stock, approximately 91.1% of the total voting securities (10,986,135,018 shares consisting of 971,467,844 shares of common stock, 3,586,245 of Series A preferred stock, 11,080,929 shares of Series B preferred stock and 10,000 shares of Series C preferred stock having the voting equivalency of 10 billion shares of common stock). Mr. Richard J. Knox, Jr. who owns 3,000,000 shares of common stock also approved of the above proposals. Together, Mr. Lyndon and Mr. Knox own the voting equivalency of 10,015,027,378 shares of common stock, approximately 91.4% of the issued and outstanding voting securities. The Board of Directors considered the above proposals in September 2009 when they were in discussions regarding the Company’s forward stock split of 3-for-2. Upon the consummation of the forward stock split on October 13, 2009, the Company’s had 971,467,844 shares of common stock issued and outstanding, only 228,532,156 shares less than the total 1.2 billion shares then currently authorized pursuant to the Company’s Certificate of Incorporation. The Board of Directors decided to increase the Company’s authorized common stock to 3 billion shares to give the Company additional ability to issue shares in future financings or corporate transactions, if any, or for compensation for services rendered by various individuals or entities.

Purpose and Effect to Increase the Authorized Common Stock from 1.2 Billion to 3 Billion

2.

 Please refer to SEC Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Response:

We have added the following disclosure:

Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device. However, the proposed increased in the authorized common stock is not the result of any such specific effort; rather, as indicated above, the purpose of the increase in the authorized common stock is to provide the Company 's management with the ability to issue shares for future acquisition, financing and operational possibilities, and not to construct or enable any anti-takeover defense or mechanism on behalf of the Company. While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the additional unissued authorized shares as an anti-takeover device. As a consequence, the increase in authorized common stock may make it more difficult for, prevent or deter a third party from acquiring control of the Company or changing its board of directors and management, as well as inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. The Company currently has no such provisions in any of its governing documents.

CERTIFICATION

On behalf of the Company, I, Troy A. Lyndon, hereby acknowledge that:

(a)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

(c)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LEFT BEHIND GAMES, INC.

/s/ Troy A. Lyndon

Troy A. Lyndon

Chief Executive Officer,

Chief Financial Officer and

Chairman

(Principal Executive Officer)

(Principal Financial and Accounting Officer)

3